Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Freshpet, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-200936) on Form S-8 and registration statement (No. 333-227213) on Form S-3ASR of Freshpet, Inc. of our report dated February 25, 2020, with respect to the consolidated balance sheets of Freshpet, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of Freshpet, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
February 25, 2020